VIA EDGAR AND OVERNIGHT COURIER

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3628
Washington, D.C. 20549-3628

Re: American Spectrum Realty, Inc. Schedule TO-T/A
Filed June 15, 2010
by Series A (AQQ) Tender Investors, LLC
File No. 5-62281

Dear Ms. Griffith:

     On behalf of Series A (AQQ) Tender Investors, LLC (the “Purchaser”), we are transmitting for filing via the EDGAR system Amendment No. 3 to the above-referenced Schedule TO-T (“Amendment No. 3”). This letter also responds to your comments to the above captioned Schedule TO-T/A and the Amended and Restated Offer to Purchase filed as Exhibit 99 to the Schedule TO-T/A (the “Offer to Purchase”) which were issued in your letter dated June 22, 2010. For your convenience, we have repeated your comments in italics followed by the Purchaser’s supplemental response. A clean copy of the Offer to Purchase and clean and marked copies of the Second Amended and Restated Offer to Purchase are being furnished to you by overnight courier.

Schedule TO

SEC Comment #1

     Provide additional support for your assertion in response to comment 1 that none of the parties named in our prior comment are bidders in the tender offer. We note that the named persons and entities together control the bidder, are financing the transaction and may have had a significant role in initiating, structuring, or negotiating the offer. Revise your response to provide analysis supporting your position, or add each of the parties named in the comment as bidders.

Response

     With respect to the parties named in your prior comment, the Purchase has revised the Schedule TO-T/A to identify as bidders Tender Investors Manager LLC, the manager for Series A (AQQ) of Tender Investors, LLC, and the manager’s sole member, Apex Real Estate Advisors, LLC. The

Julia E. Griffith
July 6, 2010

Purchaser, however, does not believe that the members of Purchaser meet the requirements of being identified as a bidder because they do not control the bidder or its actions in initiating, structuring or negotiating the offer. They are only acting as passive investors. The principals of the Purchaser and Apex Real Estate Advisors, LLC, have already been disclosed on Schedule I to the Offer to Purchase.

SEC Comment #2

     We note your response to comment 2. While we agree that the bidder is not seeking to control the target in this instance, we do not see adequate disclosure concerning the ability of the bidder to pay for the securities sought in the tender offer. Please revise your Schedule TO-T to furnish the required financial information or state that there are sufficient liquid assets committed to fund the offer.

Response

     The Purchaser has revised the Offer to Purchase on pages 1 and 12 to state that there are sufficient liquid assets committed to fund the offer.

SEC Comment #3

     In the revised offer to purchase removing the language dealing with arbitration in response to comment 4, you are now asking shareholders to accept liability for attorneys’ fees and costs should you prevail in a legal action brought to resolve a dispute relating to the tender offer. Shareholders have a right to bring action against you under the federal securities laws in a court of law without risk of costs following judgment, and those rights cannot be waived by acceptance of your tender offer. Revise to remove this provision from your document, or explain why you believe this is consistent with Section 29(a) of the Securities Exchange Act of 1934.

Response

     The Purchaser has revised the Offer to Purchase on pages iii, 2, 6 and 14 to remove the references to attorneys’ fees and costs.

Offer to Purchase

SEC Comment #1

     We note your response to comment 5. Please explain why you believe that a delay of up to two weeks between the acceptance of the shares and payment for the shares constitutes “prompt payment.”

Response

     The Purchaser has revised the Offer to Purchase on pages 2 and 6 to reflect that the Purchaser will pay for the shares within three business days of acceptance.

Julia E. Griffith
July 6, 2010

Conflicts of Interest

SEC Comment #1

     Your response to comment 7 is unclear. Please revise your offer to purchase to clarify that any actions by the Depositary with respect to the shares other than those taken in its role as the administrator of the transaction may benefit the bidder, as the Depositary’s affiliate, rather than the shareholders. Your references to illegal action are confusing.

Response

     The Purchaser has revised the Offer to Purchase on page 11 to state that the Depositary’s actions other than those taken in its role as the administrator of the transaction may benefit the bidder.

* * * * *

     Should you require any further information from the Purchaser or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned.

Sincerely,

                       /s/ Edward A. Deibert

                  Edward A. Deibert

cc: Arnold Brown, Series A (AQQ) of Tender Investors, LLC
      Brent Donaldson, Series A (AQQ) of Tender Investors, LLC